

November 8, 2010

By U.S. Mail and Facsimile to: (810) 766-6938

Lisa T. McNeely
Chief Financial Officer
Citizens Republic Bancorp, Inc.
328 S. Saginaw Street
Flint, MI 48502

> **Re:** **Citizens Republic Bancorp, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2009**
> **Form 10-Q for the Quarterly Period Ended June 30, 2010**
> **File No. 001-33063**

Dear Ms. McNeely:

We have reviewed your response to our letter dated July 26, 2010 and have the following additional comments. Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response. In your response, please indicate your intent to include the requested revision in future filings and provide a draft of your proposed disclosures.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2009

Pre-Tax Pre-Provision Core Operating Earnings, page 32

1. Please refer to your response to comment 3 of our July 26, 2010 letter regarding your measure of Pre-tax Pre-Provision Profit. In your response, you state that by excluding recurring charges from US GAAP earnings you are able to provide investors with information in order to help them better understand your ability to generate sufficient capital to cover credit losses and other credit-related and/or impairment charges through the peak of the credit cycle. Please revise your future filings beginning in your next Form 10-Q to address the following:

    -   Revise to clearly identify and discuss the limitations of the measure's usefulness, including but not limited to the fact that the costs being excluded still accrue to shareholders and thereby reduce their retained earnings available.

- Revise to clarify for an investor in greater detail why you believe adjusting U.S. GAAP earnings for selected results of your operations provides a reliable measure. As you have stated, these are recurring charges and each of the items is integral to banking operations. Your current presentations seem to imply what earnings would be were you not a bank or did not have banking related expenses. Without banking expenses you would not have banking revenues.

Executive Compensation, page 119

Long-Term Equity-Based Compensation, page 28 of Definitive Proxy Statement on Schedule 14A

2. We note your response to comment 9 in our letter dated July 26, 2010. We also note you included a statement in your Form 10-Q for the quarter ended June 30, 2010 that the restricted stock grants are designed so that this portion of compensation does not depend on management's performance with regard to managing loan losses, securities impairments, and other asset impairments. Please confirm that you will include this disclosure in your Compensation Discussion and Analysis section of future proxy statements.

Form 10-Q for the Quarterly Period Ended June 30, 2010

Subsequent Events, page 35

Citizens Receives Written Supervisory Agreement From Banking Regulators, page 35

3. Please revise future filings to provide an expanded discussion of this agreement, including a discussion of the material aspects of each point indentified in your summary. Also, revise your future filings to disclose the following:

- Where the agreement requires specific timelines, describe your progress toward meeting them.

- Where the agreement requires quantitative adjustments to your financial statements, quantify the amount of the adjustment and when it will be made.

- Where the agreement places restrictions on borrowing, etc., discuss the anticipated effect on liquidity.

- Ensure that it is clear from your revisions what each material item in the agreement is and how compliance could potentially affect future operations.

- Identify the steps required that where already under way when you entered the agreement and what progress you have made towards fully complying with them.

- Provide updated, prominent disclosure of the agreement in all future periodic reports until the terms of the agreement are fulfilled.

- Provide a more detailed discussion of your current determination that compliance with the agreement should not have a material adverse impact on your business. Update your assessment and the basis for it in future periodic reports.

Credit Quality, page 46

4.   We note your response to comment 5, including your disclosures on page 47 that "Based on current conditions and expectations, Citizens believes that the allowance for loan losses is *adequate* to address the estimated loan losses inherent in the existing loan portfolio at June 30, 2010." If true, please revise similar statements throughout your future filings to confirm that you believe the allowance for loan losses is "*appropriate*" to address the estimated loan losses inherent in the existing loan portfolio.

Closing Comments

You may contact Paul Cline at (202) 551-3851 or Kevin Vaughn, Accounting Branch Chief, at (202) 551-3494 if you have questions regarding comments on the financial statements and related matters. Please contact Justin Dobbie at (202) 551-3469 or me at (202) 551-3698 with any other questions.

Sincerely,

Mark Webb
Legal Branch Chief